FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-31452

For the month of December 2002.

KONAMI CORPORATION
(Translation of registrant’s name into English)

Marunouchi Building
4-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-6330
Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X                      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                               No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Glossy interim report for the six-month period ended September 30, 2002 distributed to shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: December 18, 2002

By:	/s/ Noriaki Yamaguchi
Name:	Noriaki Yamaguchi
Title:	Representative Director and CFO

KONAMI®

2002

KONAMI GROUP INTERIM REPORT

April 1, 2002 — September 30, 2002

KONAMI CORPORATION

Contents

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made in this report with respect to KONAMI's current plans, estimates, strategies and beliefs, including any forecasts, are forward-looking statements about the future performance of KONAMI. These statements are based on management's assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations ; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health and fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

To Our Shareholders

First, I would like to express our deepest appreciation for your interest and support of our company and group.

I would like to make a few comments regarding our reports on interim results (April 1, 2002 - September 30, 2002) for fiscal year 2003.

During this six month period, "Soccer Game" and "Yu-Gi-Oh!" software of the CS Business (Consumer Software), "Yu-Gi-Oh! Card Game" both in domestic and overseas markets of the T&H Business (Toy & Hobby), the on-line game up to 4 players' to engage in simultaneous play, "MAH-JONG FIGHT CLUB" of the AC Business (Amusement Content) and gaming machines for the overseas market of the GC Business (Gaming Content) all made a strong contribution to our performance.

As a result, consolidated net revenues were ¥113,195 million, consolidated operating income was ¥10,165 million and consolidated interim net income was ¥4,368 million, recording increases both in revenue and income compared to the same period of the previous year.

Based on these strong results, interim dividends for the term were 19 yen per share.

The company accomplished its listing on the New York Stock Exchange on September 30th. By doing so, we plan to further expand our businesses in the U.S. and increase our corporate value as a global enterprise.

I sincerely wish for your prosperity and solicit your continued support and guidance. Thank you.

December 2002

Chairman of the Board and
Chief Executive Officer
Kagemasa Kozuki

Konami Listed on the New York Stock Exchange

Konami listed its share on the Singapore Exchange Limited in November 1997 and the London Stock Exchange in September 1999. We realized our long-cherished wish of listing on the New York Stock Exchange on September 30th of this year. By doing so, we plan to expand our business in the U.S., improve investors convenience and increase the number of shareholders in the U.S.

Followings sets forth additional details regarding the listing.

1. Form: American Depositary Shares (ADS) represented by American Depositary Receipts (ADR).
2. Ticker Symbol: KNM
3. Ratio: 1ADS = 1 share

Summary of Business

		Six months ended September 30,2000 [Japanese GAAP]	Six months ended September 30,2001 [Japanese GAAP]	Six months ended September 30,2002 [U.S. GAAP]
Net Revenues	(¥ millions)	74,374	89,146	113,195
Operating Income	(¥ millions)	17,136	9,526	10,165
Income before Income Taxes	(¥ millions)	20,067	8,196	10,150
Net Income	(¥ millions)	11,634	2,522	4,368
Net Income per Share	(¥)	102.31	19.60	35.66
Total Assets	(¥ millions)	145,321	259,404	305,386
Total Shareholders' Equity	(¥ millions)	78,782	148,107	125,234
Total Shareholders' Equity per Share	(¥)	692.76	1,150.46	1,039.38
Equity-Assets Ratio	(%)	54.2	57.1	41.0

**The six months ended September 30, 2002 was the first period in which Konami prepared its interim consolidated financial statements in accordance with U.S. GAAP. Therefore U.S. GAAP consolidated financial information for the six months ended September 30, 2000 and 2001 is not available. For this reason, interim consolidated financial statements for the six months ended September 30, 2000 and 2001 are prepared in accordance with Japanese GAAP.*
**Income before income taxes under Japanese GAAP for the six months ended September 30, 2000 and 2001 included equity in net income (losses) of affiliated companies, which amounted to ¥(706) million and ¥260 million, respectively. Under U.S. GAAP, equity in net income (losses) of affiliated companies is not included in income before income taxes due to a difference in presentation requirements.*

Business Review

Although the Japanese economy has improved somewhat due to increased exports, concern remains regarding the possibility of a downturn due to the leveling off of individual consumption and corporate earnings, concern about the future of the U.S. economy and the serious decline of domestic stock prices.

With respect to the entertainment industry in which we operate, sales of PlayStation 2 grew most significantly among the full line-up of next generation video game software platforms. Sales of soccer game software were robust due to the continuation of the recent soccer boom in Japan.

We performed well for the six months ended September 30, 2002 due to the following reasons: WORLD SOCCER WINNING ELEVEN 6, a home video game software title, sold over one million copies; the card game and video game software titles of Yu-Gi-Oh! became hits in the U.S.; MICRO iR products, which are high-technology toys, are gaining market acceptance; e-AMUSMENT products, which are amusement arcade games that allow players to compete directly with players in other arcade game locations via an on-line amusement connection, are developing well; and gaming machines in the overseas market achieved healthy sales. We also engaged in more effective sales


Net Revenues (¥ million)
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Operating Income (¥ million)
40,000
30,000
20,000
10,000
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2000
2001
2002
(year)
Interim
Annual


Income before Income Taxes (¥ million)
40,000
30,000
20,000
10,000
0
2000
2001
2002
(year)
Interim
Annual


Net Income (¥ million)
25,000
20,000
15,000
10,000
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2000
2001
2002
(year)
Interim
Annual

promotion activities by jointly presenting the products of four group companies (Konami, TAKARA Co., Ltd., HUDSON SOFT CO., LTD. and Genki Co., Ltd.) at the Tokyo Game Show 2002 held in September 2002.

Aiming to achieve a more appropriate business portfolio and to better focus management resources, we decided to transfer our amusement arcade operations, which had been conducted by Konami Amusement Operation, Inc. to test market preferences, to AmLead Co., Ltd. Also, Konami Sports Corporation unveiled a new style of sports clubs membership to improve customer convenience by introducing a new nationwide membership system that allows customers to use of all its sports clubs nationwide through a “single card system”.

As a result of the fast-paced business expansion and efforts to create products and services that meet customer needs, consolidated net revenues for the six months ended September 30, 2002 were ¥113,195 million, consolidated operating income was ¥10,165 million, net income was ¥4,368 million.

Performance by Business Segment

**The six months ended September 30, 2002 was the first period in which Konami prepared its interim consolidated financial statements in accordance with U.S. GAAP. Therefore U.S. GAAP consolidated financial information for the six months ended September 30, 2000 and 2001 is not available. For this reason, interim consolidated financial statements for the six months ended September 30, 2000 and 2001 are prepared in accordance with Japanese GAAP.*
**On October 1, 2002, the Character Products (CP) segment and the Health and Fitness (HF) segment changed their names to Toy & Hobby (T&H) and Health & Fitness (H&F), respectively.*

Net Revenues by Business Segment (¥ million)


Six months ended September 30, 2000 [Japanese GAAP]
4,563
4,446
25,343
15,175
27,028
Six months ended September 30, 2001 [Japanese GAAP]
4,324
30,843
26,423
12,576
3,099
17,112
Six months ended September 30, 2002 [U.S. GAAP]
2,703
38,139
35,398
19,444
8,415
18,609

	Six months ended September 30, 2000
Total	¥76,558 million
Eliminations	¥(2,184) million
Net Revenues	**¥74,374 million**

	Six months ended September 30, 2001
Total	¥94,377 million
Eliminations	¥(5,231) million
Net Revenues	**¥89,146 million**

	Six months ended September 30, 2002
Total	¥122,708 million
Eliminations	¥ (9,513) million
Net Revenues	**¥113,195 million**

CS Business · T & H Business · AC Business · GC Business · H & F Business · Others

CS Business (Consumer Software)

>Design, manufacture and sale of video game software
>Design of video game software for mobile phones
>Distribution of video game software
>Design of on-line games



Executive Corporate Officer, CS Div.
Kazumi Kitaue

The CS segment released WORLD SOCCER WINNING ELEVEN 6 for the PlayStation 2 in April 2002, which became a hit shipping more than 1.1 million copies over the six months ended September 30, 2002. JIKKYO POWERFUL PRO BASEBALL 9 for both the PlayStation 2 and the Game Cube released in July 2002 shipped more than 500,000 copies. Shipments of SUIKODEN III for the PlayStation 2, a role-playing game, also released in July 2002, reached more than 350,000 copies. For the GameBoy Advance, shipments of Yu-Gi-Oh! Duel Monsters 7: The Duelcity Legend reached 300,000 copies, and HIKARU NO GO 2 and TENNIS NO OHJISAMA also experienced significant sales growth. HIKARU NO GO: HEIAN GENSO IBUNROKU and CAPTAIN TSUBASA: ARATANARU DENSETSU JOSHO released for the PlayStation generated favorable sales.

Yu-Gi-Oh! Dark Duel Stories for the GameBoy Color in the U.S. and Yu-Gi-Oh! FORBIDDEN MEMORIES for the PlayStation released in the overseas market became hits selling more than 1.2 million copies altogether. As a result, consolidated revenues of the CS segment were ¥35,398 million.

Share of net revenues


28.8%
(¥35,398 million)

T & H Business (Toy & Hobby)

> Design, manufacture and sale of card games, character goods, mobile games, electric toys and candy toys
> Utilization of intellectual properties



Executive Corporate Officer, T & H Div.
Akihiko Nagata

The T&H (former CP) segment maintained solid sales of the Yu-Gi-Oh! Official Card Game series. The video game software of the Yu-Gi-Oh! series achieved significant sales growth in North America as a result of synergies with the cartoon TV program. The release of a new Yu-Gi-Oh! series card game helped us to maintain a high level of domestic sales as well. Electronic toys such as Combat DigiQ, a new product of the MICRO iR series, also achieved robust sales. Candy Toys, which enjoy popularity for their high quality figures, especially the SF Movie Selection: Thunderbirds series achieved more than two million sales, which gave them a dominant position in the market. As a result, consolidated revenues of the T&H segment were ¥19,444 million.

Share of net revenues


15.8%
(¥19,444 million)

AC Business (Amusement Content)

> Design, manufacture and sale of amusement games and related content
> Design, manufacture and sale of LCD units
> Design, manufacture and sale of fitness machines with entertainment elements



Executive Corporate Officer, AC Div.
Fumiaki Tanaka

The AC segment introduced its first e-AMUSEMENT product for amusement arcades, MAH-JONG FIGHT CLUB, which continued to be popular. Sales of the pop'n music series and Beatmania series, which are music simulation games, remained strong. The WORLD SOCCER Winning Eleven Arcade Game Style arcade game that was adapted from the popular home video game, WORLD SOCCER WINNING ELEVEN, was also well received by the market.

The health entertainment business continued to focus on expanding distribution of existing products such as Dance Dance Revolution FAMIMAT and MARTIAL BEAT, a fitness action game that uses popular martial arts. MARTIAL BEAT 2, the first game with the ability to measure physical strength was released in September 2002.

The LCD unit business's results declined compared with that of the same period of the previous year because sales to main customers were affected by the World Cup Soccer tournament. As a result, consolidated revenues of the AC segment were ¥18,609 million. During the second half of the fiscal year ending March 31, 2003, we aim to continue to introduce distinct and appealing products.

Share of net revenues


15.2%
(¥18,609 million)

GC Business (Gaming Content)

> Design, manufacture and sale of gaming machines for casinos
> Design, manufacture and sale of token-operated machines for arcade facilities



Executive Corporate Officer, GC Div.
Shuji Kido

The GC segment contributed to total sales with token-operated products that continue to be popular such as GI-WINNING SIRE, the latest large-scale token-operated horse racing game in the GI series which has a realistic "right there in the midst of it" feel, and FORTUNE ORB, a large-sized "penny-falls" game machine, popular for its entertaining stage effects. With respect to our overseas gaming business, the installed base of video slot machines has been increasing in line with a more diverse line up of products. As a result, sales of our products are improving steadily in Nevada and the mid-west region of the U.S. Also, a casino management system was delivered to new customers in September 2002. We have acquired gaming licenses in all Australian states, and sales in New South Wales, Queensland and Victoria, were especially strong. As a result, consolidated revenues of the GC segment were ¥8,415 million.

Share of net revenues


6.9%
(¥8,415 million)

H & F Business (Health & Fitness)

> Operation of sports clubs

The H&F (former HF) segment actively expanded the number of newly-open facilities by opening 14 facilities under its direct management including Moriguchi (Osaka), Funabashi (Chiba), Nishifunabashi (Chiba), and Sannomiya (Hyogo), which is the first facility to operate 24 hours a day. We also expanded operations by moving existing facilities to better locations in the same neighborhood or by acquiring facilities that had been operated by other companies.

In a move to strengthen the brand recognition of our Eg-zas clubs, we decided to integrate and operate our Sele and Freizeit clubs under the Eg-zas brand from April 1, 2002. In order to capitalize on the advantage of operating a large number of club locations, we are introducing a membership system that can be used at all facilities in our dominant area, Chiba prefecture, and another membership system that can be used at all Eg-zas and GRANCISE clubs nationwide.

Service revenues also improved due to the fact that Konami Sports Corporation began consolidating the results of its subsidiary, Daiei Olympic Sports Club, Inc. (currently Konami Olympic Sports Club Corporation)*, since February 2002. As a result, the consolidated revenues of the H&F segment were ¥38,139 million.

**Konami Sports Corporation merged with Konami Olympic Sports Club Corporation on October 1, 2002 to improve the efficiency of their operations.*

Share of net revenues


31.1%
(¥38,139 million)

■ CS Business

"Pro Evolution Soccer 2" (PS & PS2) Strong Sales in Europe


PlayStation.2
PRO EVOLUTION SOCCER 2

"Pro Evolution Soccer 2" is European version of "WORLD SOCCER WINNING ELEVEN 6" (PS2) that sold over one million copies in Japan. Since its release in October, the title has been marking strong sales in European countries. It was rated as No. 1 on both "All Formats" and "PS2" of British Hit Chart only two days after release. It was awarded "Best Console Game of the Show", evaluated as the best title among all the exhibited video game software at "ECTS 2002", the largest computer trade show in Europe opened in London in August this year.

"METAL GEAR SOLID 2 SUBSTANCE" (PS2) Loaded with New Elements


PlayStation.2
METAL GEAR SOLID 2
KONAMI

"METAL GEAR SOLID 2 SUBSTANCE" is going to make its debut with new game elements added to "METAL GEAR SOLID 2 SONS OF LIBERTY", the title that was a big global hit at the end of 2001. On top of increased difficulty of the main part, three new modes have been added. "VR MISSIONS" is for penetration training in the upgraded virtual space, "ALTERNATIVE MISSIONS" is for accomplishing various tasks using main part stage and "SNAKE TALES" is for Snake performing as a hero in five story lines. It is a "Completed Version" long awaited by fans to master "METAL GEAR SOLID 2".

"CONTRA: SHATTERED SOLDIER" (PS2), "CONTRA ADVANCE THE ALIEN WARS EX" (GBA) - Popular Hard-boiled Action Game "CONTRA" Revived


PlayStation.2
KONAMI

"CONTRA: SHATTERED SOLDIER" (PS2) and "CONTRA ADVANCE THE ALIEN WARS EX" (GBA) were released in November. They are the revivals of the popular action game "CONTRA" series that was a huge success with nine editions. The title was originally born as arcade game in 1987 and later converted into video game software for multiple consoles such as NES and MSX. Mr. Ashley Wood, a famous illustrator of popular American comics such as "SPAWN", worked on the image drawing of "CONTRA". Characteristics of the series like its world vision, hard action requiring high level of skill and simultaneous play by two are still alive in the revived edition and very appealing to many gamers.

"ANUBIS ZONE OF THE ENDERS", Scheduled for Release in February 2003

The title is scheduled for release in February 2003, with advanced combat action of its highly reputed predecessor "ZONE OF THE ENDERS". It is a speedy robot action game, beating enemies with shots and blades maneuvering Jehuty, a gigantic humanoid weapon "Orbital Frame". The title received the excellent award of "GAME AWARDS FUTURE" at "The 6th CESA GAME AWARDS" sponsored by the Computer Entertainment Software Association. The award was granted to the most highly praised title for potential among all the unpublished titles exhibited at the "Tokyo Game Show 2002".



Screen image is under development

T & H Business

"Yu-Gi-Oh! Official Card Game Duel Monsters" Overseas Deployment

The series that gained popularity in Japan was introduced into North America in March 2002. Designed with a globally unified format and with new cards for the overseas version, the new series is obtaining popularity. The "Yu-Gi-Oh!" series of the video game software, released at the same time as the card game, is also receiving strong market response. The series is scheduled for introduction into the European market in December to boost international deployment. To meet expectations of worldwide users, the overseas version cards are also released in Japan.



"MICROiR Series" Miniature Toy of Great Performance

MICROiR is the remote control technology using infrared rays developed by Konami and has the potential to be adopted for new types of toys. MICROiR series products have an ultra-small CPU mounted on both controller and toy itself and are capable of not only wireless operation but also many other functions. The 1st product of the series was "DigiQ" released in October 2001 followed by "DigiQ Train" released in May 2002 and "Combat DigiQ" released in September 2002. The 4th product of the series "DigiQ Formula" was released in November 2002 and was praised highly for its realistic appearance and outstanding performance. MICROiR series will come up with new way of playing toys with its technology of great potential.



AC Business

"MAH-JONG FIGHT CLUB" Realistic Game For Up to 4 Players

The 1st product of e-AMUSEMENT, "MAH-JONG FIGHT CLUB", a realistic mahjong game up to four players' simultaneous play, is favorably accepted by the market and is making solid sales. Konami Central Server collects real-time results for each player and a national ranking of players is shown on monitor displays at all the arcades. "Accreditation System" is granting certain level or title according to the results of each player and further fuelling heated on-line fights among nationwide rivals. The game has created a new way of playing games on the Internet at arcades.



"WORLD SOCCER Winning Eleven Arcade Game Style"

"WORLD SOCCER WINNING ELEVEN", recognized almost as a synonym for soccer games and sold more than 8.9 million copies of video game software (as of the end of September 2002), made its debut as amusement machine for arcade use. It contains master league mode that is popular in video game software enabling players to form their original team by gathering their favorite soccer players. With the adoption of a magnetic card system, players can record their playing data on exclusive cards. Machines are connected inside the arcade to enable a player to play against another player so that they can have a different type of enjoyment from playing the video game at home. "WINNING ELEVEN" is also gaining popularity at arcades with those special features.



■ GC Business

Gaming Machines Sales Active in North America and Australia



Making the most of our experiences of having produced various games, we are introducing gaming machines with superb entertainment elements into North American and Australian markets. Since we obtained the license for production and distribution of gaming machines in the state of Nevada, in January 2000, we obtained 16 more state licenses. We exhibited a line-up of 27 titles including new products, "ROCKY" and "ReNeA" Series, at the "G2E (Global Gaming Expo)" opened in Las Vegas, U.S. in September 2002. Our line-up of products is setting a new trend in the gaming industry and is attracting strong expectation and interest from worldwide casino operators.

Exhibition at Casino Event Sponsored by Tokyo Metropolitan Government



We exhibited slot machines released in North America and Australia at a casino event sponsored by the Tokyo Metropolitan Government and Tokyo Chamber of Commerce on October 17th and 18th 2002. Casino operation is legitimate in quite a number of countries in the world but not in Japan. Not only Tokyo but also many other cities in Japan are strongly interested in casino operation as a new tourist attraction. As the only Japanese company holding overseas licenses for production and distribution of gaming machines, it was a very meaningful opportunity to give our cooperation to the first step toward legalizing casino operation in Japan.

■ H & F Business

"Nationwide Member" System Introduced


GRANCISE

Konami Sports has introduced a new membership system "Nationwide Member" on August 1st 2002. A "Nationwide Member" can use any Konami sports clubs in Japan without additional charge. "eg-zas Black Card" holder may invite one guest to any "eg-zas" clubs free of charge and "Grancise Black Card" holder may invite two guests to any "Grancise" or "eg-zas" clubs free of charge. This nationwide member system enables members to enjoy fitness exercise at nearby facilities wherever he or she might be. We are going to offer new ways to use sports clubs and improve usability and convenience for our members.

1st i-Mode Official Site in Fitness Industry



This site on Internet service for mobile phone offers know-how accumulated by Konami Sports through fitness club operation. Not only Konami Sports members but also general users can access the site and get information on health and physical training. The site also offers guidance for healthy exercise and examples of calories contained in various foods. Users can obtain Information useful for healthy daily life.

Consolidated Financial Statements

Consolidated Balance Sheets (Unaudited) [U.S. GAAP]

	Millions of yen September 30, 2002	Millions of yen March 31, 2002
ASSETS		
CURRENT ASSETS	**¥120,996**	¥142,055
Cash and cash equivalents	**61,547**	75,188
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥611 million ($ 4,984 thousand) and ¥636 million at September 30, 2002 and March 31, 2002, respectively	**23,938**	34,275
Inventories	**18,280**	15,990
Deferred income taxes, net	**10,384**	9,708
Prepaid expenses and other current assets	**6,847**	6,894
PROPERTY AND EQUIPMENT, net	**43,283**	43,562
INVESTMENTS AND OTHER ASSETS	**141,107**	142,474
Investments in marketable securities	**169**	204
Investments in and advances to affiliates	**13,961**	13,459
Identifiable intangible assets	**58,387**	60,169
Goodwill	**37,150**	36,825
Lease deposits	**23,604**	24,654
Other assets	**7,836**	7,163
TOTAL ASSETS	**¥305,386**	¥328,091

	Millions of yen September 30, 2002	Millions of yen March 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES	**¥ 67,942**	¥ 79,548
Short-term borrowings	**13,401**	10,948
Current portion of long-term debt and capital lease obligations	**2,046**	4,751
Trade notes and accounts payable	**18,043**	20,292
Income taxes payable	**6,878**	13,224
Accrued expenses	**16,391**	21,120
Deferred revenue	**5,464**	3,866
Other current liabilities	**5,719**	5,347
LONG-TERM LIABILITIES	**77,401**	77,637
Long-term debt and capital lease obligations, less current portion	**48,331**	48,031
Accrued pension and severance costs	**2,579**	2,607
Deferred income taxes, net	**22,600**	22,986
Other long-term liabilities	**3,891**	4,013
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	**34,809**	35,916
SHAREHOLDERS' EQUITY		
Common stock, no par value-	**47,399**	47,399
Authorized 450,000,000 shares; issued 128,737,566 shares at September 30, 2002 and March 31, 2002		
Additional paid-in capital	**46,736**	46,736
Legal reserve	**2,163**	2,163
Retained earnings	**54,157**	53,149
Accumulated other comprehensive income	**430**	546
Total	**150,885**	149,993
Treasury stock, at cost-	**(25,651)**	(15,003)
8,249,107 shares and 4,257,751 shares at September 30, 2002 and March 31, 2002, respectively		
Total shareholders' equity	**125,234**	134,990
COMMITMENTS AND CONTINGENCIES	**–**	–
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**¥305,386**	¥328,091

Consolidated Statements of Income (Unaudited) [U.S. GAAP]

	Millions of yen	
	Six months ended September 30, 2002	Year ended March 31, 2002
NET REVENUES	**¥113,195**	¥225,580
Product sales revenue	**75,209**	165,154
Service revenue	**37,986**	60,426
COSTS AND EXPENSES	**103,030**	207,493
Costs of products sold	**43,726**	104,192
Costs of services rendered	**33,486**	50,459
Selling, general and administrative	**25,818**	52,842
Operating income	**10,165**	18,087
OTHER INCOME (EXPENSES)		
Interest income	**169**	244
Interest expense	**(443)**	(767)
Gain on sale of subsidiary shares	**552**	4,655
Other, net	**(293)**	459
Other income (expenses), net	**(15)**	4,591
INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	**10,150**	22,678
INCOME TAXES	**5,212**	11,667
Current	**6,455**	17,276
Deferred	**(1,243)**	(5,609)
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	**4,938**	11,011
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	**1,214**	364
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	**644**	755
NET INCOME	**¥ 4,368**	¥ 11,402

Consolidated Statements of Cash Flows (Unaudited) [U.S. GAAP]

	Millions of yen	
	Six months ended September 30, 2002	Year ended March 31, 2002
OPERATING ACTIVITIES		
Net income	**¥4,368**	¥11,402
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation and amortization	**5,909**	15,460
Provision for doubtful receivables	**623**	4,189
Loss on sale or disposal of property and equipment, net	**612**	924
Gain on sale of subsidiary shares	**(552)**	(4,655)
Equity in net income of affiliated companies	**(644)**	(755)
Minority interest	**1,214**	364
Deferred income taxes	**(1,243)**	(5,609)
Change in assets and liabilities:		
Decrease (Increase) in trade notes and accounts receivable	**9,610**	(3,930)
Increase in inventories	**(2,390)**	(1,594)
Decrease in trade notes and accounts payable	**(2,243)**	(5,934)
Decrease in income taxes payable	**(6,385)**	(1,722)
Increase (decrease) in accrued expenses	**(4,175)**	2,305
Increase in deferred revenue	**1,598**	805
Other, net	**533**	(131)
Net cash provided by operating activities	**6,835**	11,119

	Millions of yen	
	Six months ended September 30, 2002	Year ended March 31, 2002
INVESTING ACTIVITIES		
Purchases of investments in affiliates	**–**	(8,115)
Purchases of investments in a subsidiary	**(315)**	–
Proceeds from sales of investments in subsidiaries	**2,081**	1,797
Capital expenditures	**(4,886)**	(8,095)
Proceeds from sales of property and equipment	**1,098**	444
Acquisition of new subsidiaries, net of cash acquired	**–**	692
Decrease in time deposits	**517**	90
Increase in lease deposits, net	**(402)**	(1,877)
Other, net	**(974)**	(960)
Net cash used in investing activities	**(2,881)**	(16,024)
FINANCING ACTIVITIES		
Net increase (decrease) in short-term borrowings	**2,615**	(1,108)
Proceeds from long-term debt	**–**	45,230
Repayments of long-term debt	**(2,486)**	(13,172)
Principal payments under capital lease obligations	**(1,207)**	(2,407)
Net proceeds from issuance of common stock by a subsidiary	**–**	7,035
Dividends paid	**(3,769)**	(7,652)
Purchases of treasury stock by parent company	**(10,648)**	(15,006)
Purchases of treasury stock by subsidiaries	**(1,782)**	(194)
Other, net	**(227)**	(113)
Net cash provided by (used in) financing activities	**(17,504)**	12,613
Effect of exchange rate changes on cash and cash equivalents	**(91)**	667
Net increase (decrease) in cash and cash equivalents	**(13,641)**	8,375
Cash and cash equivalents, beginning of the period	**75,188**	66,813
Cash and cash equivalents, end of the period	**¥61,547**	¥75,188

Non-consolidated Financial Statements

Non-consolidated Balance Sheets (Unaudited) [Japanese GAAP]

	Millions of yen	
	September 30, 2002	September 30, 2001
ASSETS		
CURRENT ASSETS	**¥ 76,059**	¥103,768
Cash and cash equivalents	**23,892**	53,692
Trade notes receivable	**32**	–
Trade accounts receivable	**24,482**	27,375
Inventories	**5,704**	4,878
Short-term loans receivable	**10,935**	8,832
Other	**11,257**	8,999
Allowance for bad debts	**(245)**	(10)
FIXED ASSETS	**114,434**	107,143
Tangible fixed assets	**8,913**	9,543
Buildings	**4,491**	4,848
Land	**3,488**	3,488
Other	**933**	1,206
Intangible fixed assets	**1,417**	1,180
Investments and other assets	**104,103**	96,420
Investment securities	**101,608**	93,762
Other	**2,494**	2,657
TOTAL ASSETS	**190,493**	210,911
LIABILITIES		
CURRENT LIABILITIES	**20,114**	17,978
Trade notes payable	**5,843**	7,772
Trade accounts payable	**7,313**	5,357
Income taxes payable	**1,577**	1,486
Other	**5,380**	3,362
LONG-TERM LIABILITIES	**48,107**	48,408
Straight bonds	**45,000**	45,000
Liability for directors' retirement benefits	**1,350**	1,344
Long-term deposits received	**327**	633
Allowance for loss incurred by a subsidiary	**1,430**	1,430
TOTAL LIABILITIES	**68,222**	66,386
SHAREHOLDERS' EQUITY		
Common Stock	**–**	47,398
Additional Paid-in Capital	**–**	47,106
Legal Reserve	**–**	2,163
Retained Earnings	**–**	47,856
Voluntary earned surplus	**–**	42,107
Unappropriated earned surplus	**–**	5,749
Treasury Stock	**–**	(0)
SHAREHOLDERS' EQUITY		
Common Stock	**47,398**	–
Additional Paid-in Capital	**47,106**	–
Retained Earnings	**53,417**	–
Legal Reserve	**2,163**	–
Voluntary earned surplus	**44,301**	–
Unappropriated earned surplus	**6,951**	–
Treasury Stock	**(25,651)**	–
TOTAL SHAREHOLDERS' EQUITY	**122,271**	144,525
TOTAL LIABILITIES AND TOTAL SHAREHOLDERS' EQUITY	**¥190,493**	¥210,911

Non-consolidated Statements of Income (Unaudited) [Japanese GAAP]

	Millions of yen	
	Six months ended September 30, 2002	Six months ended September 30, 2001
Net Revenues	**¥54,433**	¥45,682
Cost of Revenues	**42,486**	33,909
Gross Profit	**11,946**	11,772
Selling, General and Administrative Expenses	**7,206**	7,890
Operating Income	**4,740**	3,882
Non-operating Income	**1,709**	780
Non-operating Expenses	**747**	448
Ordinary Income	**5,701**	4,214
Extraordinary Income	**0**	60
Extraordinary Losses	**83**	700
Income before Income Taxes	**5,618**	3,574
Income Taxes	**1,708**	1,425
Current	**1,931**	1,297
Deferred	**(222)**	127
Net Income	**3,909**	2,149
Unappropriated Earned Surplus Carried Forward	**3,042**	3,600
Unappropriated Earned Surplus	**¥ 6,951**	¥ 5,749

KONAMI Group

(As of November 30, 2002)

KONAMI

	Capital
Game Software Production Business	
Konami Computer Entertainment Osaka, Inc. (JASDAQ)	¥1,213 million
Konami Computer Entertainment Tokyo, Inc. (JASDAQ)	¥2,323 million
Konami Computer Entertainment Japan, Inc. (JASDAQ)	¥3,366 million
Konami Computer Entertainment Studios, Inc.	¥300 million
Mobile & Online Business	
Konami Mobile & Online, Inc.	¥300 million
Music Production Business	
Konami Music Entertainment, Inc.	¥60 million
Liquid Crystal Display Unit Business	
KPE, Inc.	¥100 million
Health Entertainment Business	
Konami Sports Life Corporation	¥300 million
Health & Fitness Business	
Konami Sports Corporation (1st section of Tokyo Stock Exchange)	¥5,040 million
Domestic Sales/Marketing/Maintenance Service Business	
Konami Marketing, Inc.	¥1,062 million
Konami Service, Inc.	¥100 million
Others	
Konami Capital, Inc.	¥480 million
Konami School, Inc.	¥360 million
Konami Career Management, Inc.	¥60 million
Overseas	
America	
Konami Corporation of America	US$34.9 million
Konami of America, Inc.	US$21.5 million
Konami Gaming, Inc.	US$1.7 million
Konami Computer Entertainment Hawaii, Inc.	US$2.2 million
Australia	
Konami Australia Pty Ltd.	A$3 million
Europe	
Konami Corporation of Europe B.V.	EURO 9.01 million
Konami of Europe GmbH	EURO 5.11 million
Konami Amusement of Europe Ltd.	STG£4 million
Asia	
Konami Asia (Singapore) Pte. Ltd.	S$1.5 million
Konami Marketing (Asia) Ltd.	HK$1.5 million
Konami Software Shanghai, Inc.	US$2.0 million

Board of Directors, Corporate Auditors and Corporate Officers

■ Board of Directors and Corporate Auditors (As of June 20, 2002)

Position	Name	In charge
Representative Director	Kagemasa Kozuki	
Representative Director	Kagehiko Kozuki	
Representative Director	Noriaki Yamaguchi	
Director	Toshiro Tateno	
Director	Hidetoshi Inatomi	
Director (external)	Tomokazu Godai	
Director (external)	Takuya Iwasaki	
Director (external)	Satoshi Akagi	
Director (external)	Hiroyuki Mizuno	
Standing Corporate Auditor	Noboru Onuma	
Standing Corporate Auditor	Tetsuro Yamamoto	
Corporate Auditor	Minoru Nagaoka	
Corporate Auditor	Masataka Imaizumi	

■ Corporate Officers (As of October 1, 2002)

Position	Name	In charge
President, Corporate Officer	Kagemasa Kozuki	Chief Executive Officer
Executive Corporate Officer	Noriaki Yamaguchi	Chief Financial Officer, Finance and Accounting Division
Executive Corporate Officer	Kazumi Kitaue	CS Business
Executive Corporate Officer	Fumiaki Tanaka	AC Business
Executive Corporate Officer	Akihiko Nagata	T&H Business
Executive Corporate Officer	Shuji Kido	GC Business
Executive Corporate Officer	Toshiro Tateno	Corporate Planning Division
Executive Corporate Officer	Hidetoshi Inatomi	Business Affairs Solutions Division
Corporate Officer	Shinichi Furukawa	Sales (Domestic)
Corporate Officer	Seiji Ito	Secretary Office
Corporate Officer	Hiroo Ogino	HR Strategy Dept. General Manager
Corporate Officer	Seiichi Ishigaki	Public Relations Office General Manager
Corporate Officer	Kimihiko Higashio	Kansai Region Operation

Shareholders Information

(As of September 30, 2002)

■ **Number of Shares Authorized** 450,000,000

■ **Number of Shares Issued** 128,737,566 (including 8,249,207 treasury shares)

■ **Number of Shareholders** 50,801

■ Composition of Shareholders



100%
80%
60%
40%
20%
0%
0.61%
3.31%
6.41%
1.46%
0.66%
13.92%
15.80%
15.54%
16.57%
16.46%
16.45%
33.44%
32.27%
30.72%
35.46%
30.71%
30.23%
2001/3
2002/3
2002/9
Non-Japanese Corporations
Financial Institutions
Other Corporations
Individuals/Other
Securities Companies
Treasury Stock

■ Principal Shareholders

	Shares (Thousands)	% of total
Kozuki Holding B.V.	13,530	10.50
KONAMI CORPORATION	8,249	6.40
Japan Trustee Services Bank, Ltd. (Trust Account)	7,427	5.76
KOZUKI FOUNDATION FOR HIGHER EDUCATION	7,314	5.68
Kozuki Capital Corporation	7,000	5.43
KOZUKI FOUNDATION FOR ADVANCED INFORMATION TECHNOLOGY	5,880	4.56
The Master Trust Bank of Japan,Ltd. (Trust Account)	5,565	4.32
Sumitomo Mitsui Banking Corporation	4,834	3.75
UFJ Trust Bank Limited (Trust Account A)	3,203	2.48
Lehman Brothers Inc.	2,429	1.88
THE CHASE MANHATTAN BANK, N.A. LONDON	1,599	1.24
ASAD	1,448	1.12
J.P. Morgan Trust Bank Ltd. (Non-Taxble Account)	1,259	0.97
Mitsui Asset Trust and Banking Company,Limited Pension Trust Account NO.2	1,181	0.91
The Nomura Trust and Banking Co., Ltd. (Investment Trust Account)	1,147	0.89
Morgan Stanley & CO.INC	1,049	0.81
JADIF	981	0.76
NT RE GOVT OF SPORE INVT CORP P.LTD	973	0.75
GOLDMAN SACHS INTERNATIONAL	952	0.73
Trust & Custody Services Bank,Ltd. (Trust Account B)	917	0.71
The Mitsubishi Trust and Banking Corporation. (Trust Account)	910	0.70
THE CHASE MANHATTAN BANK, N.A. LONDON SECS LENDING OMNIBUS ACCOUNT	898	0.69
Mitsui Asset Trust and Banking Company,Limited Pension Tokkin Account NO.3	800	0.62
The Norinchukin Trust & Banking Co.,ltd.	774	0.60
Trust & Custody Services Bank,Ltd. (Pension Trust Account)	772	0.60
The Dai-ichi Mutual Life Insurance Company	754	0.58
UFJ Trust Bank Limited	750	0.58
Nippon Life Insurance Company	714	0.55
Trust & Custody Services Bank,Ltd. (Trust Account A)	670	0.52
STATE STREET BANK AND TRUST CLIENT OMNIBUS ACCOUNT OM02	626	0.48

Note to Shareholders

■ **Fiscal Year-end**	March 31
■ **Annual Shareholder's Meeting**	June
■ **Date of Record for Dividend Payments**	March 31 (fiscal year-end) September 30 (interim)
■ **Transfer Agent**	UFJ Trust Bank Limited 4-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan
■ **Co-transfer Agent**	UFJ Trust Bank Limited, Corporate Agency Department 10-11 Higashi Suna 7-chome, Koto-ku, Tokyo 137-8081, Japan Tel: +81-3-5683-5111
■ **Brokerage**	UFJ Trust Bank Limited (all domestic branches)
■ **Newspaper of Record**	Nihon Keizai Shimbun

KONAMI CORPORATION

Incorporated: March 19, 1973
Capital: ¥47,398,773,513 (as of September 30, 2002)
Headquarters: 4-1 Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6330, Japan
Tel: +81-3-5220-0573 Fax: +81-3-5220-9900

URL: http://www.konami.com


Global Entertainment company
Konami

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KONAMI

KONAMI CORPORATION